United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


                  Cumulus Media Inc.
        ---------------------------------------
                   (Name of Issuer)


         Class A Common Stock, $0.01 par value
        ---------------------------------------
            (Title of Class of Securities)


                       231082108
        ---------------------------------------
                    (CUSIP Number)


                   December 31, 1999
        ---------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 231082108

1.   NAME OF REPORTING PERSON.
          CML Holdings, LLC
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          1,723,522
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          1,723,522
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          1,723,522
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          7.6% based on 21,014,323 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares.

12.  TYPE OF REPORTING PERSON.
          OO

                     Schedule 13G

CUSIP No.  231082108

1.   NAME OF REPORTING PERSON.
          Quaestus Management Corp.
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          438,313 shares of Common Stock
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          438,313 shares of Common Stock
8.   SHARED DISPOSITIVE POWER.
          0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          438,313 shares of Common Stock
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          2.1% based on 21,014,323 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares.
12.  TYPE OF REPORTING PERSON.
          CO

                     Schedule 13G

CUSIP No.  231082108

1.   NAME OF REPORTING PERSON.
          Quaestus Partner Fund
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          100,000 shares of Common Stock.

6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          100,000 shares of Common Stock.

8.   SHARED DISPOSITIVE POWER.
          0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 100,000 shares of Common Stock.

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          4.8%, based on 21,014,323 Class A shares outstanding.
12.  TYPE OF REPORTING PERSON.
          PN

                     Schedule 13G

CUSIP No. 231082108

1.   NAME OF REPORTING PERSON.
          Richard W. Weening
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [X]
          (b)  [ ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          2,664,137 shares of Common Stock.
6.   SHARED VOTING POWER.
          0
7.   SOLE DISPOSITIVE POWER.
          2,664,137 shares of Common Stock.
8.   SHARED DISPOSITIVE POWER.
          0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,664,137 shares of Common Stock.
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          11.4%, based on 21,014,323 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares. Includes options exercisable within 60 days of December 31, 1999 and shares held by CML Holdings, LLC, Quaestus Partner Fund and Quaestus Management
          Corp., over which Mr. Weening exercises
          voting and dispositive power.

12.  TYPE OF REPORTING PERSON.
          IN, HC

                     Schedule 13G

CUSIP No. 231082108

ITEM 1(a).     NAME OF ISSUER.
               Cumulus Media Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               111 East Kilbourn Avenue
               Suite 2700
               Milwaukee, WI 53202

ITEM 2(a).     NAME OF PERSONS FILING.
               (i)   CML Holding, LLC ("CML")
               (ii)  Quaestus Management Corp. ("QMC")
               (iii) Quaestus Partner Fund ("QPF")
               (iv)  Richard W. Weening ("RWW")

          Attached as Exhibit 1 is a copy of an
          agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OF
               EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
               111 East Kilbourn Avenue
               Suite 2700
               Milwaukee, WI 53202

ITEM 2(c).     CITIZENSHIP.
               CML is a Delaware limited liability company;
               QMC is a Delaware corporation; QPF is a
               Wisconsin limited partnership; RWW is a
               United States citizen.

ITEM 2(d).     TITLE OR CLASS OF SECURITIES.
               Class A Common Stock, $0.01 par value

ITEM 2(e).     CUSIP NUMBER.
               231082108


ITEM 3.   N/A

ITEM 4.   OWNERSHIP.
          (a)  See Row 9 of each reporting person's cover page.
          (b)  See Row 11 of each reporting person's cover page.
          (c) Each reporting person has sole voting and dispositive power over the indicated shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          N/A


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          N/A


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          CML Holdings, LLC; Quaestus Management Corp.;
          Quaestus Partner Fund;
          Richard W. Weening.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          N/A

ITEM 10.  CERTIFICATION.
          N/A

SIGNATURE.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                CML HOLDINGS, LLC

Dated:  February 11, 2000       By:  /s/ Terrence J. Leahy
                                   ------------------------------------
                                   Terrence J. Leahy, Vice President
                                   Quaestus Management Corp., the Managing
                                   Member




                                QUAESTUS MANAGEMENT CORP.

Dated:  February 11, 2000       By:  /s/ Terrence J. Leahy
                                  ------------------------------------
                                   Terrence J. Leahy, Vice President



                                QUAESTUS PARTNER FUND

Dated:  February 11, 2000       By:  /s/ Terrence J. Leahy
                                   ----------------------------------
                                   Terrence J. Leahy, Vice President
                                   Quaestus Management Corp., the General
                                   Partner



Dated:  February 11, 2000           /s/ Richard W. Weening
                                   ----------------------------------
                                    Richard W. Weening

Exhibit 1
  Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cumulus Media Inc. and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February, 2000.


                                CML HOLDINGS, LLC

Dated:  February 11, 2000       By:  /s/ Terrence J. Leahy
                                   ----------------------------
                                   Terrence J. Leahy, Vice President
                                   Quaestus Management Corp., the Managing
                                   Member




                                QUAESTUS MANAGEMENT CORP.

Dated:  February 11 , 2000      By:  /s/ Terrence J. Leahy
                                   --------------------------------
                                   Terrence J. Leahy, Vice President



                                QUAESTUS PARTNER FUND

Dated:  February 11 , 2000      By:  /s/ Terrence J. Leahy
                                   --------------------------------
                                   Terrence J. Leahy, Vice President
                                   Quaestus Management Corp., the General
                                   Partner



Dated:  February 11, 2000          /s/ Richard W. Weening
                                   -------------------------------
                                   Richard W. Weening